start engine
Add to Watchlist

INVEST IN BLOKABLE TODAY!

Revolutionizing Housing Development

After 6 years and over $30 million of investment in R&D and prototyping, Blokable is ready to take on the housing crisis. Having validated its engineering, assembly process, and costs with our Phoenix Rising Development in Auburn, WA, the company is now ready to ramp up Modular Development™ and related manufacturing efforts to create needed multifamily housing, first in California and then across the country and around the world.

Show less

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


Reinventing Housing Creation Using Modular Development™

$0 Raised

OVERVIEW ABOUT TERMS DISCUSSION INVESTING FAQS

Invest Now
6.0% Interest Rate

RAISED	INVESTORS
$0	0
MIN INVEST	**VALUATION CAP**
$500	$125M

REASONS TO INVEST

- There is a massive housing shortfall in the U.S., and demand continues to outpace supply. In California alone, there are an estimated 3.5 million new housing units needed by 2025.* With such enormous demand, the opportunity for Blokable to develop multifamily housing at scale is almost limitless.
- With its state-of-the-art building system that is engineered for manufacturing, Blokable's multifamily housing is superior in quality but much lower in cost and time to build than traditional development.
- Blokable is entering into a lease for a large-scale manufacturing facility in Northern California that it expects to make operational in late 2023.

*Market information provided by McKinsey (source)

THE PITCH

Revolutionizing housing development

Blokable is a developer of multifamily real estate – widely considered to be the asset class with the strongest and most attractive fundamentals (source)– using a proprietary modular building system with cutting-edge technology and engineering that can build cheaper, faster, and better. And with Blokable's highly innovative, vertically integrated business model, the company and its investors have the potential to capture the considerable value created by real estate development.


Cheaper, Faster and Better Real Estate Development.

*The above graphic is a computer-generated rendering of a representative real estate project that can be built with Blokable's building system.

Modular Development™ by Blokable is designed to maximize the efficiencies and value of technology, process, and business model innovation.


Blokable Building System

*The above video contains graphics that are computer-generated renderings of a representative real estate project that can be built with Blokable's building system.


Revolutionizing Development
Building wealth for you and the community

*The above graphic is a computer-generated rendering of a representative real estate project that can be built with Blokable's building system.

Upon conversion to Blokable equity, your investment enables you to participate directly in the company's ownership of the numerous real estate projects it develops, giving you the opportunity to be part of the tremendous value creation that is possible from successful real estate development. To date, Blokable has raised over $30M from a world-class group of investors, including Cercano Management (Microsoft co-founder Paul Allen's venture capital group), Kapor Capital, Jason Calacanis, Marc Benioff (co-founder and CEO of Salesforce), Building Ventures, Revolution Ventures, Third Sphere, Climate Capital, and others.





*The above graphic is a computer-generated rendering of a representative real estate project that can be built with Blokable's building system.

THE PROBLEM & OUR SOLUTION

Fixing the housing crisis

We believe there's a simple reason that real estate development has a bad reputation: development is designed to capture and keep wealth for the very few. It's an inefficient, disorganized, and messy process that suffers from skyrocketing construction costs and a shrinking labor force.


Traditional Real Estate Development is
Inefficient, Disorganized, and Costly.

The costs and inefficiencies of traditional real estate development are the fundamental reason for today's housing crisis (source). Supply is simply incapable of meeting demand, and the shortage and lack of affordability of housing have only been getting worse over time. Innovation and disruption in construction will not bring meaningful change; we must disrupt development itself (source).


BLOKABLE
A REVOLUTION IN HOUSING DEVELOPMENT
00:00

Modular Development™ by Blokable is an end-to-end solution that offers a better way forward. It's one model that addresses the root problems for both market-rate and affordable housing. It's a wealth creation movement that gives you access to the tremendous upside potential that real estate development offers on an unprecedented scale.


Modular Development™
An end-to-end solution designed to compress development costs and time, reduce risks, eliminate the unknowns, and organize an otherwise inefficient process.

It uses vertical integration and manufacturing and technological advances to compress development costs and time, reduce risks, eliminate the unknowns, and create order from chaos.

It creates higher-quality, environmentally sustainable buildings while achieving efficiencies and scale that the industry has never known.

It revolutionizes development to fix the housing crisis and create wealth for investors, residents, and communities who support and embrace a better way of life.

THE MARKET & OUR TRACTION

Multifamily real estate is a massive industry that is widely considered to have the strongest market fundamentals and long-term outlook. As a result, enormous amounts of capital continue to pour into this asset class. In 2022, multifamily investment volume was reported to be approximately $279 Billion, with multifamily loan originations in 2022 reported to be $459 Billion – these amounts represent by far the largest shares of investment and lending, respectively, of any commercial real estate asset class (source).

Since 2016, Blokable has invested over $30M in building system and manufacturing engineering, regulatory approvals, software systems integration, and prototyping to create a building system that can be manufactured for development of 5-story-over-podium multifamily housing in the State of California, which has the strictest building code requirements in the country. This building system has unparalleled sophistication and flexibility, with the ability to create virtually limitless floor plans and unit types as well as the apartment features that renters expect – including open floor plans, 9-foot ceilings, floor-to-ceiling windows, and expansive balconies. The system also supports highly varied building architecture and aesthetics that can fit into any neighborhood. Whether it is luxury, workforce, or affordable housing, Blokable is designed to be able to meet any market.

Ready for manufacturing



Patent-pending Structural Joint and Assembly

*The above video contains graphics that are computer-generated renderings of a representative real estate project that can be built with Blokable's building system.

The Blokable Building System is "land agnostic," meaning it can be built in high seismic or high wind zones, in any weather conditions, and on any soil types, without the need for internal shear walls, bracing, or tension rods as structural support. This breakthrough approach allows Bloks, and even an entire building, to vary in size and shape without any change in required engineering or manufacturing, thereby enabling an efficient assembly process that uses a minimum number of parts and creates Bloks that leave the factory approximately 95% complete.

Cutting-Edge Engineering

$30M Invested in building system and manufacturing engineering, prototyping, and regulatory approvals.	**40%+** Reduction in materials in Blok design resulting from continuous design and engineering optimization efforts over the last two years.
2+ Years in partnership with the National Renewable Energy Lab ("NREL") to measure and optimize building system energy proficiency.	**5** Number of stories in our building system engineering, which can be placed on top of a concrete podium or built on-grade.
10 – 400+ Apartment units that can be built in a given Blokable multifamily project.	**2** Prototyping facilities. 2017-2019: 30,000 sq ft 2019-2021: 60,000 sq ft



Blokable at Phoenix Rising

The ability of the system to build projects with up to 5 residential levels represents the vast majority of the multifamily development opportunity in most markets. After completing the Phoenix Rising project in Washington State, Blokable shut down its prototyping facility there to focus on 5-story building system engineering, Building Information Modeling (BIM) and Bill of Materials (BOM) systems development, and to prepare to ramp up manufacturing in California.

During this engineering and systems integration investment period, Blokable partnered with the National Renewable Energy Lab as part of the IN2 initiative to test, validate, and optimize the energy efficiency and performance of the Blokable Building System. As an output of the partnership, NREL published a peer-reviewed technical report indicating that Blokable's engineering and business model would achieve significant environmental impact by building 10,000 units by the end of 2030 when compared to business as usual multi-family development and construction. A summary of the report findings:

- Reduce Greenhouse Gas Emissions by 60%
- Reduce Construction Material Waste by 91%
- Reduce Vehicle Miles Traveled by 67%
- Avoid 2.4 Million Tons of Emitted Carbon

WHY INVEST

Blokable builds real estate equity for investors and the community



Invest Today

Help us allow the creation of wealth in underserved buyers and the community at no cost to Blokable and its investors or to government.

Unlike other modular, framing, or panelized system based companies, Blokable does not sell a product to developers. Blokable develops housing using a more efficient, cost-effective process that maximizes returns, and we receive more favorable tax treatment as an owner of

real estate rather than the seller of goods and services. This unique business model can be up to 30 times more profitable than the product sales model that other modular and prefab companies follow.



blokable

Blokable and its investors benefit from technological and business model innovations that capture all wealth that the real estate development process can create from cost savings, development fees, refinance proceeds, operating cash flow, and asset sale proceeds. And with our ability to build cheaper, faster, and better, we believe the value of the equity in our projects will be higher than traditional developments, especially as costs for traditional builds continue to escalate.

At scale, the same innovation also provides for the development of affordable housing at a fraction of traditional costs. Not only will this provide much greater housing opportunities for lower-income segments of the population, but through Blokable's "Affordable To Own" program it will also enable wealth creation among underserved buyers and the community at no cost to Blokable or to government.

INVEST IN BLOKABLE TODAY!

Revolutionizing Housing Development

After 6 years and over $30 million of investment in R&D and prototyping, Blokable is ready to take on the housing crisis. Having validated its engineering, assembly process, and costs with our Phoenix Rising Development in Auburn, WA, the company is now ready to ramp up Modular Development™ and related manufacturing efforts to create needed multifamily housing, first in California and then across the country and around the world.

Show less

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



Reinventing Housing Creation Using Modular Development™

$0 Raised

REASONS TO INVEST

- There is a massive housing shortfall in the U.S., and demand continues to outpace supply. In California alone, there are an estimated 3.5 million new housing units needed by 2025.* With such enormous demand, the opportunity for Blokable to develop multifamily housing at scale is almost limitless.
- With its state-of-the-art building system that is engineered for manufacturing, Blokable's multifamily housing is superior in quality but much lower in cost and time to build than traditional development.
- Blokable is entering into a lease for a large-scale manufacturing facility in Northern California that it expects to make operational in late 2023.

*Market information provided by McKinsey (source)



Invest Now
6.0% Interest Rate

RAISED	INVESTORS
$0	0
MIN INVEST	**VALUATION CAP**
$500	$125M

WORLD CHANGING

2022 Fast Company World Changing Ideas: Finalist in Urban Design,Honoree in General Excellence

2021 International Design Excellence Awards (IDEA) Gold Winner in Environments

2021 Spark Design Awards Bronze Winner in CleanTech

EDISON AWARDS
2022

2022 Edison Awards Gold Winner in Productivity Solutions for Living & Working Environments

(source, source, source, source, source, source)



World-Class, Mission Aligned Investors

climate capital

BUILDING VENTURES for a Better Built World

Future Communities Capital

KAPOR CAPITAL

CERCANO



RISE OF THE REST
Th'rd Sphere
Marc Benioff

ABOUT

HEADQUARTERS
1750 Creekside Oaks Dr. Suite 130
Sacramento, CA 95833

WEBSITE
View Site

After 6 years and over $30 million of investment in R&D and prototyping, Blokable is ready to take on the housing crisis. Having validated its engineering, assembly process, and costs with our Phoenix Rising Development in Auburn, WA, the company is now ready to ramp up Modular Development™ and related manufacturing efforts to create needed multifamily housing, first in California and then across the country and around the world.

TEAM



Nelson Del Rio
Co-CEO

Nelson Del Rio has been with Blokable as an advisor since 2016, and became one of the Co-Chief Executive Officers in 2017. Nelson has served as Co-CEO for the last five years, during which time he has been responsible for implementing the business plan for Modular Development, raising the funds necessary to operate the company, guiding development of all product design and prototyping activity, and have negotiated all contracts and relationships. He has personally designed and worked with the team to implement the engineering necessary to achieve Blokable's Modular Development goals, including the standard and resilient joints, and its build and assembly structures. Nelson graduated from Harvard Law School in 1987 and has been an active and continuous member of the California State Bar since 1987. Nelson began his career as a Merger and Acquisition Attorney at Skadden, Arps, Slate, Meagher & Flom, and then went on to become an active impact investor, developer, and philanthropist. In additional to his retail, land and other type of real estate acquisitions and development, Nelson is best known for his efforts in early single asset securitization, as well as the creation of the public-private partnership, design-build paradigm in use today in connection with government and other facilities. He has used his business, tax, legal, finance, construction, and development background in Blokable to create the same highly efficient development structure he created in the past in commercial development. Nelson has also served on Blokable's Board of Managers since 2017.





Aaron Holm
Co-CEO, CFO, Secretary

Aaron Holm is one of Blokable's Co-Chief Executive Officers. Launching Blokable in 2016, Aaron has served in the capacity of Co-CEO since that time, during which time he has been responsible for implementing the business plan for Modular Development, raising the funds necessary to operate the company, guiding development of all product design and prototyping activity, and have negotiated all contracts and relationships. Prior to Blokable, Aaron has founded and led businesses and product teams, notably spearheading Amazon's first two physical retail businesses, Amazon Go and Amazon Books. Prior to his time at Amazon, Aaron, among other projects, co-founded Mylio, a software startup that protected and organized large libraries of personal photographs and memories. He also co-founded Industrial Color, a global leader in digital media Software as a Service, where he built a world-class team and digital media infrastructure. Aaron was CTO and head of the software business. Aaron has put his deep experience applying advanced technology to transform traditional industries to work at Blokable. He understands the complications inherent to the development of physical space and the opportunity to create the technology and logistics platform necessary to enable Blokable's Housing Development-as-a-Service model. Aaron has also served on Blokable's Board of Managers since the Company's inception.





Stephen Chun
Chief Development Officer

Steve Chun is Blokable's Chief Development Officer, joining the Company in 2021, where he leads the Company's real estate development platform and financial efforts. A veteran real estate development and investment executive, Steve brings to Blokable uniquely broad-based, vertically-integrated multifamily expertise that encompasses all phases of the real estate life cycle – from acquisitions and financing to development to asset management and operations. From 2013 to 2019, Steve was Managing Director in the Executive Office of Lerner Enterprises, the largest private real estate developer in the Washington, D.C. market. Prior to Lerner, he was a Vice President from 2006 to 2012 at Wood ridge Capital Partners, a leading real estate development and investment firm in Los Angeles with large-scale projects across the United States. In addition to extensive real estate transactional experience, he has highly-diversified residential development experience that ranges from low-density multifamily product to luxury high-rise towers, as well as master-planned residential communities and large-scale mixed-use projects. Earlier in his career, he was a mergers and acquisitions and private equity lawyer at a Wall Street law firm and at Oaktree Capital Management. He holds an M.B.A. from the Tuck School of Business at Dartmouth, a J.D. from the University of Michigan Law School and a B.A. from Dartmouth College.





Timothy Miller
Chief Product Officer

Timothy Miller started at Blokable in 2016, acting in the capacity as Blokable's Chief Product Officer. Timothy is responsible for all aspects of the Blokable Building System, the backbone of the Modular Development platform, overseeing all aspects of the product engineering and technology teams. Through the lens of architect, human-centric industrial designer, and business strategist, he has successfully created and expanded on customer experience for industry leaders including Boeing, Best Buy, Amazon, and LATAM Airlines. He has worked as a design leader within both agency and corporate environments, most notably with Amazon Go, TEAGUE, and HOK Architects. At Blokable, Tim's career has come full circle, bringing his unique experience to the challenge of creating a new category of housing.





Jason Calacanis
Board Member

Jason Calacanis is a technology entrepreneur, angel investor, and the host of the popular podcasts This Week in Startups and Angel. As a "scout" for top Silicon Valley venture capital firm Sequoia Capital and later as an angel investor, Jason has invested in 150+ early-stage startups including 6 "unicorns" (billion-dollar valuations). His book "Angel: How to Invest in Technology Startups: Timeless Advice from an Angel Investor Who Turned $100,000 into $100,000,000" was published by HarperCollins in July 2017. He lives in San Francisco, California.



YB Choi
Board Member

YB Choi has been a part of the Cercano Management (previously Vulcan Capital) team since 2008 focusing on early-stage investments driving core technology innovation broadly across many sectors. Prior to joining Cercano, YB was a manager in the IP Acquisitions and Investments group at Microsoft Corporation. Before joining Microsoft, he was a member of the mergers and acquisitions group at Oppenheimer & Co. (formerly CIBC World Markets) and, earlier, worked in the health care investment banking group at Cowen & Co. YB received his BS in Engineering Management Systems from Columbia University. He advises Venture Investing students at the University of Washington as a W Fund Fellow and is a frequent participant as a judge or panelist at events and conferences focused on early-stage technology investment.

TERMS

Blokable

Overview

INTEREST RATE
6.0%

VALUATION CAP
$125M

MATURITY DATE
Mar 31, 2025

AMOUNT RAISED
$0

Breakdown

MIN INVESTMENT
$500

OFFERING TYPE
Convertible Notes

DISCOUNT RATE
10.0%

TYPE OF EQUITY
Preferred Units

CONVERSION TRIGGER
$30,000,000

SEC Recent Filing →

Financials

Risks

What is a Convertible Note?
A convertible note offers you the right to receive Preferred Units in Blokable. The amount of Preferred Units you will receive in the future will be determined at the next equity round in which the Company raises at least $1,000,000+ in a qualified equity financing. The highest conversion price per security is set based on a $125,000,000.00 Valuation Cap or if less, then you will receive a 10.00% discount on the price the new investors are paying. You also receive 6.00% interest per year added to your investment. When the maturity date is reached, if the note has not converted then you are entitled to receive Preferred Units equal to your investment and interest back at a price per security determined by dividing the Valuation Cap by the aggregate number of outstanding equity securities of the Company as of immediately prior (on a fully diluted basis).

**Annual Interest Rate subject to adjustment of 10% bonus for StartEngine shareholders. See 10% Bonus below.*

Investment Incentives and Bonuses*

Combo/Avid Investor Perk

Invest $2,000+ within the first week and receive Monthly investor updates

Invest $5,000+ within the first two weeks and receive Monthly investor updates and your name will be inscribed on the 'Housing Revolutionaries' wall in lobby of Factory 1

Invest $10,000+ within three weeks and receive Monday investor updates, dinner with company leadership in Sacramento and your name will be inscribed on the 'Housing Revolutionaries' wall in lobby of Factory 1 + your name will be inscribed on the 'Housing Revolutionaries' wall in lobby of 707 E Street

Amount-Based

Tier 1 / $2,000+

Invest $2,000+ and receive a quarterly investor email update.

Tier 2 / $5,000+

Invest $5,000+ and receive a monthly investor update.

Tier 3 / $10,000+

Invest $10,000+ and receive a Monthly investor update + dinner with company leadership in Sacramento.

Tier 4 / $25,000+

Invest $25,000+ and receive a monthly investor update + dinner with company leadership in Sacramento+ name inscribed on 'Housing Revolutionaries' wall in the lobby of Factory 1.

Tier 5 / $50,000+

Invest $50,000+ and receive a monthly investor update + dinner with company leadership in Sacramento + name inscribed on 'Housing Revolutionaries' wall in lobby of Factory 1 + name inscribed on 'Housing Revolutionaries' wall in lobby of 707 E Street.

Tier 6 / $100,000+

Invest $100,000+ and receive a monthly investor update + all expenses 2-day trip to Sacramento and private dinner with company leadership + Name inscribed on 'Housing Revolutionaries' wall in lobby of Factory 1 + Name inscribed on 'Housing Revolutionaries' wall in lobby of 707 E Street.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% Bonus for StartEngine Investors

Blokable will offer a 10% additional bonus interest for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

Eligible StartEngine investors will receive a 10% increase in the annual interest rate on the Series 2023-CF convertible notes, or CF Convertible Notes, being offered in this Offering. This means your annual interest rate will be 6.60% instead of 6.00%.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any).

Irregular Use of Proceeds
Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

JOIN THE DISCUSSION

GB What's on your mind?

0/2500

Post

Ice breaker! What brought you to this investment?

HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.



SIGN UP — SUBMIT ORDER — FUNDS IN TRANSIT — FUNDS RECEIVED — FUNDS INVESTED

WHY STARTENGINE?

REWARDS
We want you to succeed and get the most out of your money by offering rewards and memberships!

SECURE
Your info is your info. We take pride in keeping it that way!

DIVERSE INVESTMENTS
Invest in over 200 start-ups and collectibles!

How much can I invest?

When will I receive my shares?

What will the return on my investment be?

Can I cancel my investment?

What is the difference between Regulation Crowdfunding and Regulation A+?

More FAQs →







Our Team	Raise Capital	Contact Us
Careers	Scout: Refer A Startup	Help Center
Blog	Success Stories	
	Partnerships	

© 2023 All Rights Reserved

Terms of Use | Privacy Policy | Disclaimer | Annual Reports | Form CRS

Important Message

[illegible]

[illegible]

[illegible]

[illegible]

[illegible]

[illegible]

[illegible]

[illegible]

[illegible]

[illegible]